Exhibit 99.1

Dragon Jade International Signs MOU to acquire Ultroid Marketing Development

Hong Kong- May 10, 2016-, On May 5, 2016, Dragon Jade International Limited (the “Company” or “DGJI”) (OTCQB: DGJI) entered into a Memorandum of Understanding (the “MOU”) with Ultroid Marketing Development Corporation (“UMDC”) for a proposed definitive agreement to be signed within one hundred and twenty days in which the Company acquires one hundred percent interest in UMDC.  The contemplated definitive agreement proposes DGJI to acquire UMDC for $40,000,000 in a combination of cash and DGJI common stock.

Ultroid Marketing Development Corporation, a technology company based in Florida, United States, manufactures and markets Ultroid® Hemorrhoid Management System (“Ultroid® System”).  The Ultroid® System, which is FDA cleared and also approved for use in many other nations, is a non-surgical, non-anesthetic, and rapid treatment for hemorrhoidal disease (HD).  The Ultroid® System is unique to the market and currently the only FDA cleared device to treat and cure all four grades of internal and mixed hemorrhoids.  The non-surgical technology is a break-through in painless hemorrhoid therapy requiring no anesthesia and no recuperation time.  Performed in the physician's office in minutes, patients are immediately able to resume their daily activities.  The Ultroid® System is covered by most major insurers and Medicare, and has been successfully utilized in an estimated 155,000 procedures, by several hundred physicians, practices, clinics, and surgical centers.  The Ultroid® procedure is currently offered in over 150 clinics in the US and was introduced in UK in 2013 where it is currently offered in 11 clinics.

"We are very pleased to be merging with Dragon Jade International Limited." commented Michael Cao, Chairman of the Board of Directors for UMDC.  "The Board believes that DGJI leadership will take the business to the next level through aggressive expansion, sales, and distributions of Ultroid® System."

Dragon Jade International Limited is continuously expanding, and diversifying its business to coincide with various market trends.  "We are excited about the addition of Ultroid® System to our expanding product line," stated Mr. Robin Law, President of DGJI, "and having global distribution rights leaves our company poised for exponential growth since the Ultroid® System is now well positioned to revolutionize the market of hemorrhoid treatment."

About Dragon Jade International Limited
The Company is focused on identifying, developing and marketing the next generation of herbal and bio-technological discoveries that improve people's lives.

Safe Harbor Statement
This release includes forward-looking statements. These forward-looking statements generally can be identified by phrases such as the Company "believes," "expects," "anticipates," "foresees," "estimates" or other words or phrases of similar import. Similarly, statements herein that describe the Company's business strategy, outlook, objectives, plans, intentions or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those in forward-looking statements.